UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): September 28, 2021

The Good Earth Organics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30088 Redwood Hwy
Cave Junction, Oregon, 97523
(Full mailing address of principal executive offices)

(541) 592-4855
(Issuer’s telephone number, including area code)

Common Stock, par value $0.0001 per share
Series A Preferred Stock, par value $0.0001 per share
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On September 28, 2021, The Good Earth Organics, Inc. (the "Company") determined that it would be unable to complete certain information required to prepare a timely filing of its Semiannual Report on Form 1-SA for the six months ended June 30, 2021 without unreasonable effort or expense. The Company's Regulation A+ Offering, qualified by the Securities and Exchange Commission (the “SEC”) on September 30, 2020, was terminated on July 23, 2021.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GOOD EARTH ORGANICS, INC.

Date: September 28, 2021	/s/ Anthony Luciano
Anthony Luciano Chief Executive Officer and Director